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                          March 23, 2021

       Yimin Jin
       Co-Chief Executive Officer
       Code Chain New Continent Ltd
       No 119 South Zhaojuesi Road
       2nd Floor, Room 1
       Chenghua District, Chengdu, Sichuan, China 610047

                                                        Re: Code Chain New
Continent Ltd
                                                            Form S-3
                                                            FIled March 15,
2021
                                                            File No. 333-254276

       Dear Ms. Jin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Yuning Bai, Esq.